02018799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13493

RECEIVED MAR 01 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID NO.

THE FIRST WASHINGTON FINANCIAL CORPORATION

ADREDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14800 HARVEST COURT
(No. and Street)

CENTERVILLE	**VA**	**20120**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JULIE E. GERL **(702) 222 - 4644**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

KAISER, SCHERER & SCHLEGEL, PLLC
(Name – *if individual, state, last, first, middle name*)

1899 L STREET, NW, SUITE 1100	**WASHINGTON**	**DC**	**20036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, JULIE E. GERL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedule pertaining to the firm of

THE FIRST WASHINGTON FINANCIAL CORPORATION, as of

DECEMBER 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CERTIFICATE OF ACKNOWLEDGEMENT:
CITY/COUNTY OF Fairfax
COMMONWEALTH OF VIRGINIA

The foregoing instrument was acknowledged before me this 28th day of February, 20 02 by Julie Ellett Gerl

Notary Public

My commission expires June 30, 2004

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession of Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]
1899 L Street, N.W.
Suite 1100
Washington, D.C. 20036
Tel: 202-466-4656
Fax: 202-331-8342
E-mail: kss@kssacct.com

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

To the Shareholder
The First Washington Financial Corporation

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of **The First Washington Financial Corporation** as of December 31, 2001 and 2000 and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of **The First Washington Financial Corporation's** management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **The First Washington Financial Corporation** as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made primarily for the purpose of forming an opinion on the financial statements taken as a whole. We also audited the supplementary schedules listed on Exhibit I by similar auditing procedures. In our opinion, these schedules are stated fairly in all material respects in relation to the financial statements taken as a whole. Although not necessary for a fair presentation of financial position, results of operations and changes in net assets and cash flows, this information is presented as additional data.

Kaiser Scherer & Schlegel, PLLC

February 25, 2002

[redacted]

The First Washington Financial Corporation

Statements of Financial Condition

December 31,	**2001**	2000
Assets		
Current Assets		
Cash	**$ 35,428**	$ 52,637
Receivables	**2,910**	923
Total current assets	**38,338**	53,560
Office equipment, net of accumulated depreciation of $4,443 and $3,012, respectively	**1,797**	3,228
Total assets	**$ 40,135**	$ 56,788
Liabilities and Shareholder's Equity		
Current Liabilities		
Accrued expenses	**$ 3,438**	$ 4,500
Other current liabilities	**4,685**	2,580
Taxes payable	**392**	2,379
Total current liabilities	**8,515**	9,459
Shareholder's equity		
Common stock	**25,002**	25,002
Retained earnings	**6,618**	22,327
Total shareholder's equity	**31,620**	47,329
Total liabilities and shareholder's equity	**$ 40,135**	$ 56,788

The accompanying notes are an integral part of these financial statements.